

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

Joseph Listengart
Vice President, General Counsel and Secretary
Kinder Morgan Holdco LLC
500 Dallas Street, Suite 1000
Houston, TX 77002

> **Re:** **Kinder Morgan Holdco LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 30, 2010**
> **File No. 333-170773**

Dear Mr. Listengart:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Annual Cash Distributions by the Partnership to its Limited Partners and General Partner, page 4

1. We note your response to comment eight from our letter dated December 22, 2010. With reference to comment two below, please ensure that your calculation of CAGR as presented on the graphs showing actual cash distributed and received is based on the actual cash distributions for 2010 and not the adjusted amount currently presented. We will not object if you wish to disclose the CAGR for hypothetical distributions of cash from operations on page one, provided that you

do not give this number more prominence than the CAGR based on actual distributions.

2. We note your response to comment 12 from our letter dated December 22, 2010. With reference to the graphs on page five depicting the trends in annual cash distributions made by KMP and annual cash distributions received from KMP, we continue to believe that the amounts presented within those graphs should be limited to <u>actual</u> amounts of annual cash distributions made or received, not adjusted or normalized amounts. We will not object if you include a footnote to these graphs explaining the circumstances that led you to receive cash from interim capital transactions during 2010 and quantifying the additional cash that you would have received if you had received cash from operations similar to prior years. We also will not object if you choose to present an additional graph showing the hypothetical distribution of cash from operations for each year, including the $1,054 amount for 2010 GP distributions, provided that you clearly indicate with a footnote or other means that this was not the actual amount of cash distributed or received in 2010, and provided that you do not give this graph more prominence than the graphs depicting actual amounts distributed and received. Please revise.

Acquisition Opportunities, page 9

3. We note your response to comment seven in our letter dated December 22, 2010. Since you describe attractive acquisition opportunities, please balance your disclosure with the risks relating to your strategy. For example, briefly discuss your waiver of conflicts of interest between you and the Sponsor Investors, as referred to on page 42.

Risk Factors, page 20

Our financial estimates . . ., page 37

4. Please delete the language in the heading and in the last sentence of the first paragraph telling investors not to rely on your financial estimates, since this implies that you are not responsible for the accuracy of the information in your prospectus.

Dividend Policy, page 47

Estimated Cash Available to Pay Dividends, page 49

5. We note your tabular calculation of the estimated cash available to pay dividends for 2010. Since you did not receive and do not have rights to the $170 million cash distribution that represents the difference between the cash from interim

capital transactions that you received in the second quarter of 2010 and the cash from operations that you otherwise would have received in the second quarter of 2010, it does not appear appropriate to characterize this $170 million as cash available to pay dividends at December 31, 2010. Please revise this table accordingly. We will not object if you choose to present an adjusted amount of cash available to pay dividends at December 31, 2010 in addition to the amount based on actual distributions received, provided that you clearly explain to your investors why you believe this adjustment is appropriate and meaningful, and provided that you do not give the adjusted amount more prominence than the actual amount. Please also apply this comment to your pro forma calculation of cash available to pay dividends at September 30, 2010 as seen on page 59.

Assumptions and Considerations, page 51

6. Please refer to your KMP assumptions beginning on page 51. We note your discussion of segment earnings before DD&A for the first nine months of 2010 and how this amount relates to the estimated annualized segment earnings before DD&A for 2010. Please revise your disclosure so that the amount of nine month segment earnings disclosed here corresponds to the amounts seen in MD&A and in your interim financial statements. See your tabular presentation of interim segment earnings on pages 80 and F-285. For example, you disclose here that interim segment earnings for Products Pipelines – KMP is $517 million, but this does not equal the amount disclosed elsewhere of $331.8 million, even when adjusted for the $176 million discussed in the footnote on page 52. As another example, you disclose here that interim segment earnings for Natural Gas Pipelines – KMP is $699 million, but this does not equal the amount disclosed elsewhere of $592.3 million. Please ensure that your explanation of the annualized 2010 number starts with the interim 2010 number disclosed in your financial statements and clearly explains any adjustments made when annualizing that number.

7. Please refer to your Kinder Morgan, Inc. assumptions beginning on page 57. We note that the estimated amounts of NGPL distributions and interest expense for the year ended December 31, 2010 as seen on page 50 does not correspond to annualized amounts based on the pro forma nine months ended September 30, 2010 as seen on page 59. Please revise your narrative explanation of your assumptions to better explain why these annual amounts differ significantly from annualized interim amounts.

Reconciliation of Estimated Cash Available to Pay Dividends to Estimated GAAP Income from Continuing Operations, page 61

8. We note your presentation of estimated income from continuing operations for the years ending December 31, 2011 and 2010. Please provide a reconciliation or

narrative discussion to bridge the gap between your prior discussion of KMP's estimated segment earnings before DD&A for these periods and your estimated income from continuing operations for these periods. You may wish to present a table similar in format to your tabular presentation of results of operations within MD&A, such as is seen on pages 80 and 98. To the extent that the annual estimated amount for each reconciling item between KMP's segment earnings before DD&A and your income from continuing operations does not correspond to the annualized interim amount, please explain your assumptions underlying this difference.

Reconciliation of Pro Forma Cash Available to Pay Dividends to GAAP Income from Continuing Operations, page 62

9. Please explain to us how the adjustments seen in this reconciliation relate to the non-cash adjustments seen in your consolidated statements of cash flows. For example, it appears that DD&A expense and the loss or earnings from equity investments would represent significant adjustments between GAAP income and pro forma cash available to pay dividends, but we are unable to agree the related non-cash adjustments seen in your consolidated statements of cash flows to the reconciliation seen here. To the extent that line items seen in your consolidated statements of cash flows are included on multiple line items in this reconciliation, or vice versa, please consider revising your footnotes to this table to better clarify this.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 71

General, page 71

10. We note your presentation of the ratio of net debt to EBITDA before certain items for KMP. Please disclose the adjustments included in your "certain items" line in your reconciliation.

KMP Operations, page 148

Oil Producing Activities, page 156

11. If the production volumes associated with each field are gross production volumes please replace them with net production volumes to $KMCO_2$.

12. Please tell us if you attribute proved reserves to any of the gas plants or NGL plants that you own an interest in.

Compensation Discussion and Analysis, page 191

13. We note your response to comment 26 in our letter dated December 22, 2010. However, it is unclear whether you are using the surveys for a general understanding of compensation practices or as a reference point to base compensation decisions. Please revise to clarify your disclosure and, if applicable, identify the component companies. For guidance, refer to Question 118.05 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Regulation S-K), which is available on our website at www.sec.gov.

Registration Rights, page 220

14. We note your response to comment 27 in our letter dated December 22, 2010. However, we note that on page 221 you define "blackout period" by referring to your shareholders agreement. We also note the use of the term "blackout period" in the last paragraph on page 241, but it appears that your use of the term in that context may be different. In each case, as appropriate, explain the concept of a blackout period rather than referring to another document. Please revise.

Other Relationships, page 225

15. We note your response to comment 29 in our letter dated December 22, 2010. In the table on page 226, please include the fair values of your energy commodity derivative contracts as of December 31, 2010.

Future Acquisition Opportunities, page 227

16. Please also disclose that you have waived potential conflicts of interest between you and the Sponsor Investors regarding acquisition opportunities.

Where You Can Find Additional Information, page 263

17. We note your response to comment 24 in our letter dated December 22, 2010. Please also delete the language in the last sentence of the second paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus.

Financial Statements, page F-1

Supplemental Information on Oil and Gas Producing Activities (Unaudited), page F-115

18. Please provide the technical qualifications of the person for $KMCO_2$ that oversees the reserve audit by the third party engineers. Please be more specific than he

meets the requirements in the SPE standards of Estimating and Auditing of Oil and Gas Reserves Information. Please see Item 1202(a)(7) of Regulation S-K.

19. Please file as an exhibit to the registration statement the report from the third party engineer regarding their reserve audit required by Item 1202(a)(8) of Regulation S-K. The report should contain all the information as required in paragraph 8 (i) – (x) of that Item.

20. Please disclose the amount of capital investments made to convert proved undeveloped reserves to developed reserves in 2010. Please see paragraph (c) of Item 1203 of Regulation S-K.

21. Please disclose all present activities of material importance, such as CO_2 or water floods in the process of being installed or expanded and wells being drilled, that you were involved in as of December 31, 2010. Please include the information required by paragraphs (a) – (d) of Item 1206 of Regulation S-K.

22. Please include disclosure regarding any major delivery commitments, including oil, natural gas and CO_2 and the information required in paragraphs (a) – (d) of Item 1207 of Regulation S-K.

23. If material, please disclose the amount of expiring acreage in each of the next three years. Please see paragraph (b) of Item 1208 of Regulation S-K.

You may contact Yong Kim, Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Engineer, at (202) 551-3703, if you have questions concerning the engineering comments. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gary W. Orloff
       Bracewell & Giuliani LLP